UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 23rd, 2022

DATE, TIME AND PLACE: February 23rd, 2022, at 12.30 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Alberto Mario Griselli, Claudio Giovanni Ezio Ongaro, Elisabetta Paola Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Michele Valensise and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws. Justified absence of Mr. Agostino Nuzzolo.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Compensation Committee; (2) To acknowledge on the activities carried out by the Environmental, Social & Governance Committee; (3) To acknowledge on the activities carried out by the Statutory Audit Committee; (4) To acknowledge on the activities carried out by the Control and Risks Committee; (5) To resolve on the Internal Audit’s Annual Plan for 2022; (6) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2021, and to resolve on their submission to the Annual Shareholders’ Meeting of the Company; (7) To analyze the Management’s Proposal for the allocation of the results related to the year of 2021 and the dividend distribution by the Company, for submission to the Annual Shareholders’ Meeting of the Company; (8) To acknowledge on the Company’s Industrial Plan for 2022 – 2024; (9) To acknowledge on the Company’s financial strategy and to resolve on the related financial operations; (10) To acknowledge on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi; (11) To evaluate on the proposal for the extension of the Cooperation and Support Agreement, through the execution of the 15th amendment to this agreement, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and to resolve on its submission to the Shareholders’ Meeting of the Company; (12) To analyze the Compensation Proposal of the Company’s Administrators, the members of the Committees and

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 23rd, 2022

the Fiscal Council, and to resolve on its submission to the Shareholders’ Meeting of the Company; and (13) To resolve on the call notice of the Company’s Annual and Extraordinary Shareholders’ Meeting.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

(1) Acknowledged on the activities carried out by the Compensation Committee (“CR”) at its meeting held on February 22nd, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CR.

(2) Acknowledged on the activities carried out by the Environmental, Social & Governance Committee (“CESG”) at its meeting held on February 22nd, 2022, as per Mr. Nicandro Durante’s report, Chairman of the CESG.

(3) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on December 20th, 2021, February 22nd and 23rd, 2022, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(4) Acknowledged on the activities carried out by the Control and Risks Committee (“CCR”) at its meeting held on February 22nd, 2022, as per Mr. Herculano Aníbal Alves’ report, Chairman of the CCR.

(5) Approved the Internal Audit’s Annual Plan for the year 2022, based on the favorable assessment of the CAE registered at its meeting held on February 22nd, 2022, and according to the material presented by Mr. Luca Fadda, Director of the Company's Internal Audit area.

(6) Analyzed the Management’s Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2021, based on the information provided by the Company’s Management and on the material presented. The Board members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) the Ernst & Young Auditores Independentes S/S (“EY”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company’s financial and equity position. The Board members, as it follows, approved the submission of the Management’s Report and the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2021, to the Company’s Annual Shareholders’ Meeting, to be convened. The members of the Board congratulated the Company’s management for the results obtained throughout the year of 2021.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 23rd, 2022

(7) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2021 and the dividend distribution by the Company, based on the material presented and on the Fiscal Council’s and the CAE’s favorable opinions, and approved its submission to the Company’s Annual Shareholders’ Meeting, to be convened.

(8) The Board Members acknowledged on the general premises of the Company's Industrial Plan for the three-year term 2022-2024, as presented by Mr. Alberto Mario Griselli, Diretor Presidente (Chief Executive Officer) of the Company, and Mrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer) of the Company, and approved the Company's guidelines and initiatives to be used for the year 2022.

(9) After the presentation made by Mrs. Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations Officer) of the Company, the Board Members acknowledged on the progress of the financial strategy approved at a meeting of the Board of Directors held on March 24th, 2021 and approved the extension of the authorization granted to the Board of Officers and/or the Company's attorneys-in-fact to perform all acts and take all necessary and required steps to sign the loan agreement(s) and other related instruments necessary for the operation in question, until December 31st, 2022, as follows: (i) the contracting of external loans indexed in foreign or national currency (Law No. 4,131, of September 3, 1962) in the aggregate amount in national currency equivalent to up to R$4,000,000,000.00 (four billion Reais), to be entered into by the Company, for a term of up to four (4) years and with all related costs duly indicated in the supporting material presented; and (ii) the contracting of the respective swap contracts, to be entered into by the Company, with the objective of hedging the exchange and/or interest rate risk, as well as the contracting of the other accessory operations to carry out the operations mentioned in items (i) and (ii), such as the contracting of foreign exchange operations for inflow of funds originating from the loans and payments dealt with in item (i) above. The contracts may be signed with one or more banks, up to the established limit, and may or may not occur depending on market conditions, as per the material presented.

(10) Further to the discussions and analyses held at this Board’s meeting on March 10th, 2020, and the resolutions and information recorded at the meetings of July 17th, 2020, July 27th, 2020, September 10th, 2020, September 24th, 2021, and November 25th, 2021, and after the presentation made and the clarifications provided by Messrs. Mario Girasole, Regulatory and Institutional Affairs Officer, Leonardo de Carvalho Capdeville, Chief Technology Information Officer, and Camille Loyo Faria, Diretora Financeira e Diretora de Relações com Investidores (Chief Financial Officer and Investor Relations

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 23rd, 2022

Officer) of the Company, the Board members acknowledged on the progress of the negotiations regarding the acquisition of the assets of the mobile services business of Grupo Oi, more precisely regarding the progress of the necessary authorizations before the Administrative Council for Economic Defense - CADE and the National Agency of Telecommunications – ANATEL, according to the material presented.

(11) Analyzed the proposal for the extension of the Contrato de Cooperação e Suporte (Cooperation and Support Agreement), through the execution of the 15th amendment, to be entered into between Telecom Italia S.p.A, on the one hand, and the Company, on the other hand, and approved, based on the favorable evaluation of the CAE, at its meeting held on February 22nd, 2022, its submission to the Extraordinary Shareholders’ Meeting, to be duly convened.

(12) The Board members expressed their favorable opinion to the Management’s Compensation Proposal for the Company’s Administrators, members of the Committees and of the Fiscal Council, for the year of 2022, and approved its submission to the Annual Shareholders’ Meeting, to be duly convened.

(13) Approved the following Agenda for the Annual and Extraordinary Shareholders’ Meeting of the Company (“Meeting”) to be held on March 29th, 2022:

On Annual Shareholders’ Meeting:

(1) To resolve on the management’s report and the financial statements of the Company for the fiscal year ended on December 31st, 2021; (2) To resolve on the management’s proposal for the allocation of the results of the 2021 fiscal year and the distribution of dividends by the Company; (3) To ratify the appointments of the Company’s Board of Directors’ Members, previously appointed at the Board of Directors’ Meetings held on December 15th, 2021 and January 31st, 2022; (4) To resolve on the composition of the Fiscal Council of the Company; (5) To elect the effective and alternate members of the Fiscal Council; and (6) To resolve on the compensation proposal for the Company’s management, members of Committees and members of the Fiscal Council of the Company for the 2022 fiscal year.

On Extraordinary Shareholders’ Meeting:

(1) To resolve on the proposal for the extension of the Contrato de Cooperação e Suporte (Cooperation and Support Agreement), through the execution of its 15th amendment, to be entered into between Telecom Italia S.p.A., on the one hand, and the Company, on the other hand.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A. February 23rd, 2022

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 23rd, 2022.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer